UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly held Corporation

CNPJ 02.429.144/0001-93 - NIRE 353.001.861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), in compliance with Article 157, §4º of Law n. 6.404/76 and CVM Rule n. 358/02, announces to its shareholders and to the market in general that its indirect controlled company, CPFL Energias Renováveis (“CPFL Renováveis”) released a Material Fact on this date informing that received from the Superintendence of Securities Registries – SRE of the Brazilian Securities Commission (CVM) the Letter No. 114/2018/CVM/SRE/GER-1 – a copy of which is attached hereto –, announcing the decision issued by the Board of Commissioners of CVM, dated May 2, 2018, that partially upheld the appeal presented against the SRE decision within the registration procedure for the Mandatory Tender Offer due to the indirect transfer of control of CPFL Renováveis, in order to: “(i) review the SRE decision with respect to the determination of a minimum price threshold to be observed in the Tender Offer; and (ii) confirm SRE’s determination to the resubmission of the ‘Justified Statement of Price’ with the following adjustments: the use of annual EBITDA information instead of quarterly information, to avoid distortions arising from seasonal effects and the incorporation of the companies’ prospective views in order to reflect the difference between its growth expectations”.

CPFL Energia will inform its shareholders and the market in general of any developments regarding the matter reported hereof that are communicated to the Company.

Campinas, May 3rd, 2018.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SECURITIES AND EXCHANGE COMMISSION OF BRAZIL

Rua Sete de Setembro, 111/2-5º e 23-34º Andares, Centro, Rio de Janeiro/RJ – CEP: 20050-901 – Brazil - Tel: (21) 3554-8686

Rua Cincinato Braga, 340/2º, 3º e 4º Andares, Bela Vista, São Paulo/ SP – CEP: 01333-010 – Brazil - Tel: (11) 2146-2000

SCN Q.02 – Bl. A – Ed. Corporate Financial Center, S.404/4º Andar, Brasília/DF – CEP: 70712-900 – Brazil - Tel: (61) 3327-2030/2031

www.cvm.gov.br

Official Letter 114/2018/CVM/SRE/GER-1

Rio de Janeiro, May 2, 2018.

To Mr.

Cleomar Parisi

Banco Santander (Brasil) S.A.

Avenida Presidente Juscelino Kubitshek nº 2.041 e 2.235 (bloco A), 24º andar

São Paulo – SP CEP.: 04543-011

Email: cparisi@santander.com.br

Email (Offeror): shenqinjing@stategrid.com.cn

Email (BM&FBovespa): ana.pereira@b3.com.br; maiara.madureira@b3.com.br; marcelo.heliodorio@b3.com.br; emissores@b3.com.br; nelson.ortega@b3.com.br

Email (Legal Assistant): carlosaugusto.junqueira@souzacescon.com.br

Email (CPFL Energias Renováveis S.A.): ri@cpflrenovaveis.com.br

Re.: Decision of the Board of Commissioners of CVM and other measures – Public Tender Offer for sale of control of CPFL Energias Renováveis S.A - CVM Proceeding no. 19957.001656/2017-25

Dear Sir,

1. This is in reference to the letter sent to CVM on 3/7/2018 by State Grid Brazil Power Participações S.A., regarding the appeal filed against the decision of this Superintendent’s Office (“Appeal”) in connection with the request for registration of the public tender offer (“Offer”) for the indirect sale of control of CPFL Energias Renováveis S.A. (“Company”).

2. We inform you that the Appeal was submitted to the Board of CVM, which, at a meeting held on 5/2/2018, decided to grant it partially, as per the Decision fully transcribed below:

“6. APPEAL AGAINST THE DECISION OF THE SECURITIES REGISTRATION SUPERINTENDENT (SRE) - PUBLIC TENDER OFFER FOR SALE OF CONTROL OF CPFL ENERGIAS RENOVÁVEIS S.A. - STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A. - PROC SEI 19957.001656/2017-25

Reg. 1000/18

Rapporteur: SRE/GER-1

Commissioner Gustavo Gonzalez declared himself impeded and left the room while the case was being examined.

The Board Of Commissioners resumed the discussion on the matter, which had begun at the meeting of 3/27/2018.

It is regarding an appeal filed by State Grid Brazil Power Participações S.A (“Offeror” or “Appellant”) against the decision of the Securities Registration Superintendent (SRE) in connection with the request for registration of the public tender offer for the indirect sale of control of CPFL Energias Renováveis S.A. (“Company” or “CPFL-R”).

The decision appealed against, contained in Official Letter no. 41/2018/CVM/SRE/GER-1, stated that it was not possible to perform the consistency test on the price calculated using the “Justified Statement of Price" (“JSP”) – the document submitted to justify the price attributed to the Company during the indirect sale of its control – based on the valuation report (“Valuation Report”) prepared by Banco Fator S.A., and that the price per share resulting from the Justified Statement of Price for CPFL Renováveis (R$12.20) was not supported by any of the prices calculated using a series of objective criteria and based on neutral data available at the time of sale of control of the Company ("Transaction") and without any need for changes that could involve value judgment. Therefore, SRE understood that the price that would guarantee the non-controlling  shareholders of the Company the same treatment given to the former controlling shareholder in connection with the sale of control would at least be equal to the lowest of the amounts obtained using said criteria, which, in this case, referred to the target prices published in the reports prepared by market analysts who valued the two companies prior to the Transaction (R$16.69).

In its appeal, the Offeror presented the following main arguments:

(i) the precedents of CVM would be clear: if there is a price established in the contract and a justified statement of price, CVM should confine itself to confirming the internal consistency of the method employed. Both requirements were duly fulfilled in this case;

(ii) SRE ignored the price established in the contract, which, as per CVM’s precedents, could have been done only if there was concrete evidence of fraudulent conduct, which was not the case, or if the valuation method employed by the Offeror was unusual or uncommon;

(iii) the proportional EBITDA method employed by the Offeror is a common and valid valuation method, which was used consistently while calculating the price paid for CPFL-R. As such, it must be respected by SRE;

(iv) SRE asked the Offeror to submit a valuation report to test the consistency of the JSP. The Valuation Report corroborated the price set by the Offeror but it was rejected by SRE based on subjective opinion, without demonstrating technical flaws in the document that could justify its rejection.

(v) SRE then began an unrestricted valuation exercise, choosing its own methods and assumptions (which were similar to trying to determine the fair price of CPFL-R – which is not applicable to public tender offers such as this), without demonstrating the reason why the JSP was not appropriate;

(vi) as a result, SRE lost sight of the fact that the calculation of the price of CPFL-R must take into account what CPFL-R represents, proportionally, in the actual price that was paid for CPFL Energia S.A. (“CPFL Energia”). In other words, calculating an independent, ideal or fair price, as SRE did, is out of question in this case; and

(vii) SRE’s position creates instability in the market, violates relevant precedents and disregards the regulatory framework diligently defined and deliberated by the Board of Commissioners of CVM over the years.

In its analysis, as per Memorandum 17/2018-CVM/SRE/GER-1, SRE ratified its understanding and proposed to the Board of Commissioners that the order in Official Letter 41/2018/CVM/SRE/GER-1 be upheld and that the registration of the Offer be conditioned on the re-submission of its documentation with an increase in the Offer price to at least R$16.69 per share, for the following reasons:

(i) it is CVM’s role, while analyzing the requests for registration of the Offers for indirect sale of control, to certify that the justified statement envisaged in article 29, item 6, of CVM Instruction 361/2002 was prepared reasonably, ensuring that the price attributed to the Company indirectly sold be equivalent to the price applied in the sale of control, whether 80%, as per Federal Law 6,404/1976, or up to 100%, as per B3’s Novo Mercado Regulations;

(ii) JSP did not use any methodology that considered the fundamental differences between the Companies, such that the result arrived at through said document for the amount attributed to CPFL- R in the sale of control of CPFL Energia does not meet the requirement of equitable treatment established in the regulation applicable to this case. Moreover, such amount could not be confirmed by any of the methodologies employed by the technical area during the test of consistency;

(iii) the Valuation Report contains assumptions that are not reasonable, which is why the consistency test could not be conducted on the calculated price through the JSP based on such report. Note that this conclusion was duly supported and within SRE's authority, as the purpose of the Valuation Report was to help the technical area conduct the consistency test, but it proved unfit for such; and

(iv) the technical area worked within the responsibilities delegated to CVM while conducting the JSP consistency test, using objective criteria based on neutral data available at the time of the transaction and without any need for changes that could involve value judgment, and, therefore, such data was sufficient to conclude, within a degree of reasonability, that the Offer price should be increased to at least the lowest of the amounts arrived at based on such criteria, to guarantee to the non-controlling  shareholders of the Company treatment equitable to that given to the former controlling shareholder in connection with the sale of control.

Chairman Marcelo Barbosa, while casting his vote, stated that the resolution of this controversy requires the examination of complex issues concerning the limits and responsibilities of CVM within the ambit of the registration of a Public Tender Offer for indirect sale of control, a matter discussed by the Board of Commissioners on very few occasions. In addition to the issues connected with any process of registration of Offers for indirect sale, there are also specific issues pertaining to the case on hand, related to certain aspects of the methodology used in the JSP that were questioned by the technical area.

First, it pointed out that determining the Offer price without considering the original purchase and sale of control is not acceptable, such that no matter how the portion of the overall purchase price attributed to the indirect subsidiary is demonstrated, its reasonability must be demonstrated consistently from the technical standpoint.

Therefore, the fact that the price corresponding to CPFL-R is established in the contract could not be a determining factor. It is undoubtedly an element to be considered by the technical area while analyzing the Offer registration process. However, this analysis must be made jointly with the JSP, which is the main element to substantiate the technical area’s opinion; both the contractual provision and the valuation report are secondary elements.

In this regard, the JSP is not only a formal requirement; its analysis must be detailed to an extent that the SRE must be able to decide whether the document could serve as a reasonable justification for the price the offeror intends to present in the Offer.  On the other hand, any consideration that goes beyond the verification of its existence and reasonability would be beyond the scope of CVM's authority; it is not CVM’s responsibility to replace the offeror in the task of determining the price, or even price range, to be used in the Offer for indirect sale.

However, the Offeror can demonstrate in the JSP that the price offered to the non-controlling shareholders of the subsidiary is duly linked to the amount paid for the shares issued by the parent company, ensuring them the equitable treatment required by law. In this regard, the Chairman stated that the most objective way to demonstrate this link – and less susceptible to questioning – would be to adopt the same valuation criteria for both the parent company and the subsidiary.

As for the methodology employed by the Offeror, he agreed with SRE's specific points of criticism. Based on the JSP and the terms in which it was presented, it is not possible to certify that the requirement of equitable treatment, applicable to the case on hand, was fulfilled. In practical terms, the Chairman stated that such equitable treatment could only be ensured in this case if the JSP was adjusted to include some outlook of the Company and the Offeror could, if it deemed appropriate, submit a new valuation report corroborating its adjustments.  He also pointed out that one way to make such adjustments would be to use a methodology based on the market price of shares to calculate the target price of CPFL-R in order to reflect the valuation method employed for CPFL Energia.

Regarding the purpose of the valuation report, the Chairman highlighted that it is not a merely informative document but serves as the basis for CVM to determine whether the offer price complies with article 254-A, if the Commission is unable to come to conclusion solely based on the examination of the JSP. In this regard, it would be in the offeror’s interest that the report to be submitted to CVM be prepared according to the best practices and that its basis and conclusions be presented clearly and in a technically sound manner, since if CVM understands that the report does not meet the purpose for which it was requested (to enable the execution of the consistency test), it will have greater difficulty in proceeding with the request for registration. Nevertheless, CVM cannot order the valuation firm to take any action it is not comfortable with, as the valuation firm’s independence is a rule that must be applied with regard to both the client and CVM.

Regarding the analysis of the report made by the SRE specifically, the Chairman agreed with the inconsistencies pointed out by the technical department regarding the method of using the perpetuity parameters and tax rates, as well as the choice of “comparable companies” made by the valuation firm.

The Chairman summarized his understanding in the following guiding principles:

(i) the purpose of the JSP (and the valuation report, when requested) is to help prove that the price proposed by the offeror to non-controlling shareholders of the subsidiary can be justified based on the calculations presented therein;

(ii) while analyzing the JSP and the valuation report, CVM should conduct an in-depth analysis as it deems necessary to form its opinion on the content of said documents;

(iii) equitable treatment is proven, usually and pursuant to the precedent set in the Arcelor Case, through the use of the same methodology for valuing the parent company directly sold and the subsidiary indirectly sold. If this is not possible, the offeror should use a methodology that maintains the necessary relation to the criteria used to determine the price of the parent company in order to demonstrate the equitable treatment set forth in article 254-A of Federal Law 6,404/76;

(iv) the valuation report envisaged in article 29, paragraph 6, item II of CVM Instruction 361/02 is a document prepared at the request of CVM to help in determining the JSP and must be the product of an independent and technical effort. The valuation firm/professional is assured of the right to consider their work done upon delivery and is not under any obligation to make adjustments with which they do not agree; and

(v) at the same time, CVM, if it considers that the report does not meet the purpose for which it was requested, shall be free to inform the offeror about it so that the offeror may decide what measures it plans to take in order to fulfill the requirement regarding the demonstration of the calculation of the price corresponding to the indirect sale of control.

Based on the above, the appeal is partially accepted, as follows:

(i) Modify SRE’s decision regarding the determination of a minimum price to be used in the Public Tender Offer; and

(ii) Uphold SRE’s determination that the JSP be restated with the following adjustments: use of annual EBITDA data in place of quarterly data in order to avoid distortions arising from seasonal effects and the inclusion of the outlook of the companies in order to reflect the differences in their growth expectations.

Finally, it is recommended that in cases of simultaneous requests for registration of the Public Tender Offer due to Sale of Control for both the company directly sold and the company whose control is transferred indirectly, the approval of the request also happens jointly and simultaneously. Thus, it would be possible to avoid situations such as this, in which only one of the stages was concluded and the failure to continue the process and reverting to the prior status quo, if necessary, will prove too burdensome for the market and the parties involved.

Other members of the Board of Commissioners seconded the Chairman’s statement.”

3. As such, in view of the above decision, we request that the Justified Statement of Price (“JSP") ”be restated with the following adjustments: use of annual EBITDA data in place of quarterly data in order to avoid distortions arising from seasonal effects and the inclusion of the outlook of the companies in order to reflect the differences in their growth expectations.”

4. We also request that other Offer documents mentioning the JSP are duly modified to reflect the changes made on account of the above Decision of the Board of CVM.

5. In addition, we reiterate the following requirements made through Official Letter 43/2018/CVM/SRE/GER-1:

“2.4. Intermediation Agreement:

2.4.1. Complete all the blanks that do not depend on the registration of the Public Tender Offer with CVM; and

2.4.2. Submit the Intermediation Agreement duly signed and registered, in order to comply with item II. “d” of Appendix I of CVM Instruction 361.

2.5. Other documents and information:

2.5.1. Submit the proof of approval issued by B3 for holding the Public Tender Offer auction, in accordance with paragraph 1 of article 9 of CVM Instruction 361.”

6. We also request you to send a copy of the final version of the Public Tender Offer, together with the version with track changes pursuant to paragraph 5, article 9 of CVM Instruction 361, including the compliance with the aforementioned requests, and also send the clean versions (unmarked), in “.doc” or “.pdf” format, to ger-1@cvm.gov.br

7. Furthermore, we ask the Company to immediately publish the decision in this Official Letter, in accordance with its information disclosure policy.

8. Lastly, we inform that the deadline for compliance with this Official Letter is June 4, 2018 and that the response to this letter should mention CVM Proceeding no. 19957.001656/2017-25.

9. If you need any additional clarifications, call Diogo Luís Garcia, analyst,  at +55 (21) 3554-8500.

Sincerely,

RAUL DE CAMPOS CORDEIRO                                DOV RAWET

Securities Registration Manager-1                        Superintendent of Securities Registration

Document signed electronically by Raul de Campos Cordeiro, Manager, on May 2, 2018, at 9:36 p.m., pursuant to article 6, paragraph 1, decree 8,539, dated October 8, 2015.
Document signed electronically by DovRawet,Superintendent of Registrations, on May 2, 2018, at 9:42 p.m., pursuant to article 6, paragraph 1, decree 8,539, dated October 8, 2015.
The authenticity of this document can be verified by accessing https://sei.cvm.gov.br/conferir_autenticidade, and typing the "Código Verificador" 0506683 and the "Código CRC" 742BC15F.

Referência: Processo nº 19957.001656/2017-25    Documento SEI nº 0506683

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 3, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.